





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68690

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MBS Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3414 Bay to Bay Blvd, Suite 300
(No. and Street)

(City) Florida (State) 33629 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Edwin M Bulleit 813-281-2700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ACCELL Audit & Compliance, P.A.
(Name – *if individual, state last, first, middle name*)

4806 W. Gandy Blvd (Address) Tampa (City) Florida (State) 33611 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Edwin M Bulleit, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MBS Capital Markets, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

MANAGING Member
Title

[signature]
Notary Public

YASMIN TOLZMAN
Notary Public - State of Florida
Commission # GG 360224
My Comm. Expires Aug 11, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MBS CAPITAL MARKETS, LLC

**Financial Statements
and
Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934**

**December 31, 2020
(With Reports of Independent Registered Public Accounting Firm Thereon)**



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of MBS Capital Markets, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MBS Capital Markets, LLC as of December 31, 2020, the related statements of income and members' equity, and cash flows for the year then ended, and the related notes and supplemental information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of MBS Capital Markets, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of MBS Capital Markets, LLC's management. Our responsibility is to express an opinion on MBS Capital Markets, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to MBS Capital Markets, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission; Schedule II – Computation for Determination of Reserve Requirements; and Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of MBS Capital Markets, LLC's financial statements. The supplemental information is the responsibility of MBS Capital Markets, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable; and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Accell Audit & Compliance, PA

We have served as MBS Capital Markets, LLC's auditor since 2015.

Tampa, Florida

February 26, 2021

INDEX

MBS CAPITAL MARKETS, LLC

Statement of Financial Condition

December 31, 2020

Assets

Cash and cash equivalents	$	5,278,873
Marketable securities, at fair value		661,825
Other assets		34,635
Deposits with clearing agency		150,000
Furniture and equipment, net		18,475
Total assets	$	6,143,808

Liabilities and Members' Equity

Liabilities		
Accounts payable and accrued liabilities	$	854,455
Total liabilities		854,455
Members' equity		5,289,353
Total liabilities and members' equity	$	6,143,808

See accompanying report of independent registered public accounting firm and notes to financial statements.

MBS CAPITAL MARKETS, LLC

Statement of Income and Members' Equity

December 31, 2020

Revenue:	
Underwriting	$ 5,912,250
Placement	433,225
Interest	21,259
Realized Gain/loss, net	73,933
Other	6,908
Total revenue	6,447,575
Expenses:	
Employee compensation and benefits	1,766,689
Professional services	738,811
Other expenses	217,629
Rent Expense	138,165
Clearing expense	79,184
Computer and Internet	60,854
Interest expense	9,004
Total expenses	3,010,336
Net income	3,437,239
Members' equity at beginning of year	5,126,005
Member distributions	(3,273,891)
Members' equity at end of year	$ 5,289,353

MBS CAPITAL MARKETS, LLC

Statement of Cash Flows

December 31, 2020

Cash flows from operating activities:		
Net income	$	3,437,239
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation		8,038
(Increase)decrease in operating assets:		
Other assets		5,152
Marketable securities, at fair value		(231,671)
Increase(decrease) in operating liabilities:		
Accounts payable and accrued liabilities		94,600
Net cash provided by operating activities		3,313,358
Cash flows from financing activities:		
Member distributions		(3,273,891)
Net cash used in financing activities		(3,273,891)
Net decrease in cash and cash equivalents		39,467
Cash and cash equivalents at beginning of year		5,239,406
Cash and cash equivalents at end of year	$	5,278,873
Supplemental disclosure - cash paid for interest	$	9,004

(1)   <u>Nature of Business</u>

MBS Capital Markets, LLC (Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was organized as a limited liability company in Florida in 2010 and is engaged to effect security transactions primarily in land secured municipal bonds.

(2)   <u>Summary of Significant Accounting Policies</u>

(a)   <u>Revenue Recognition</u>

The Company recognizes revenue in accordance with Accounting Standards Update (ASU) 2014-09, "*Revenue from contracts with customers*" (Topic 606). Revenue is recognized when a customer obtains control of promised goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five-step model in order to determine this amount:

     i.   Identification of the promised goods in the contract;
     ii.   Determination of whether the promised goods are performance obligations, including whether they are distinct in the context of the contract.
     iii.   Measurement of the transaction price, including the constraint of variable consideration;
     iv.   Allocation of the transaction price of the performance obligations; and
     v.   Recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company's main revenue stream is from placement and underwriting fees. The performance obligation associated with a typical underwriting agreement will be satisfied on the trade date, and the fees will be recognized as revenue at that time. The fees are recognized as income based on the percentage of bonds sold. There are no additional costs directly related to the contract.

The Company only applies the five-step model to contracts when it is probable the entity will collect the consideration it is entitled to in exchange for the goods and services it transfers to the customer. Once a contract is determined to be within the scope of Accounting Standards Codification (ASC) 606 at contract inception, the Company reviews the contract to determine which performance obligations the Company must deliver and which of these performance obligations are distinct. The Company recognizes as revenues the amount of the transaction price that is allocated to the respective performance obligations when the performance obligation is satisfied or as satisfied. Generally, the Company's performance obligations are transferred to a customer at a point in time typically upon delivery.

(b)   Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

(c)   Income Taxes

As a limited liability company, the Company's taxable income or loss is allocated to its members in accordance with the operating agreement. Therefore, no provision or liability for income taxes has been included in the financial statements.

The Company accounts for income taxes in accordance with ASC Topic 740, "*Income Taxes*". This standard prescribes a recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company has no uncertain tax positions as of December 31, 2020. The Company's income tax returns are generally subject to taxing authority examinations up to three years after the returns are filed.

(d)   Marketable Securities

Marketable securities are reported at values, other than quoted prices in active markets, that are observable either directly or indirectly and unobservable values in which there is little or no market data. Marketable securities prices have been classified as trading securities with realized and unrealized gains and losses included in net income. All transactions entered into are for the account of and risk of the Company and are recorded on a trade date basis.

(e)   Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect various reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

(f)   Leases

In February 2016, the Financial Accounting Standards Board (FASB) issued ASU 2016-02, "Leases (Topic 842)." Under this new guidance, lessees (including lessees under leases classified as finance leases, which are to be classified based on criteria similar to that applicable to capital leases under current guidance, and leases classified as operating leases) will recognize a right-to-use asset and a lease liability on the balance sheet, initially measured as the present value of lease payments under the lease. The Company adopted this standard January 1, 2019, which had an immaterial impact on the Company's financial statements.

The Company has made an accounting policy election not to apply the recognition provisions of the new lease guidance to short term leases (leases with a lease term of 12 months or less that do not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise); instead, the Company will recognize the lease payments for short term leases on a straight-line basis over the lease term.

(3) Concentrations of Credit Risk

The Company maintains all of its cash and cash equivalents in a commercial depository account which is insured by the Federal Deposit Insurance Corporation (FDIC). At times, cash deposits may exceed federally insured limits.

The Company holds debt securities at year end that carry a credit risk associated with the municipalities ability to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the value of the debt securities.

(4) Deposits with Clearing Agency

The Company entered into a fully disclosed clearing agreement with Pershing, LLC ("Pershing"). Pershing carries the proprietary accounts of the Company and the accounts of the Company's customers introduced to Pershing by the Company.

As of December 31, 2020, the Company had a cash deposit of $150,000 with Pershing, of which $100,000 was held by Pershing for potential unresolved Company claims, losses, or expenses incurred by Pershing.

(5) Fair Value of Financial Instruments

The Company has adopted the provisions of ASC 820, *Fair Value Measurements and Disclosures* (ASC 820). ASC 820 defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States of America, and expands disclosures about fair value measurements. ASC 820 establishes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:

Level 1: Observable inputs such as quoted prices in active markets;

Level 2: Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The asset's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The Company held $661,825 of marketable securities which consisted of municipal bonds at December 31, 2020.

The pricing services typically use spreads obtained from broker-dealers, trade prices and the new issue market. As the significant inputs used to price the municipal bonds are observable market inputs, municipal bonds are classified as Level 2.

The following schedule details the level of the Company's financial instruments measured on a recurring basis:

Assets:	Level 1	Level 2	Level 3	Total
Marketable Securities				
Municipal Bonds	-	$661,825	-	$661,825
	-	$661,825	-	$661,825

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

(6) Commitments and Contingencies

The company is a registered broker-dealer and, as such is subject to the continual scrutiny of those who regulate its industry, including FINRA, the United States SEC, and the various securities commissions of the states and jurisdictions in which it operates. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with rules and regulations promulgated by the examining regulatory authority. It is not uncommon for the regulators to assert, upon completion of an examination, that the Company has violated certain of these rules and regulations. Where possible, the Company endeavors to correct such asserted violations. In certain circumstances and depending on the nature and extent of the violations, the Company may be subject to disciplinary action, including fines

The Company has office space in Tampa Bay and Winter Park. The Tampa Bay office has a one year lease, which began in January 2020 and has a monthly rent of $1,325. This lease expired in December 2020 and was renewed for 2021. The Winter Park office has a month-to-month lease with a related party that has a monthly rent of $7,162. The Company also reimburses a related party for their office in Tennessee for $1,600 per month. Expense incurred during the year ended December 31, 2020 totaled $138,165.

The worldwide COVID-19 pandemic and related government-imposed and other measures intended to control the spread of the disease, including restrictions on travel and the conduct of business, such as stay-at-home orders, quarantines, travel bans, boarder closings, business closures and other similar measures, have had a significant impact on global economic conditions. Although certain economic conditions showed signs of improvement toward the end of fiscal 2020, certain of the impacts of the COVID-19 pandemic may continue to affect our results in the future.

(7) **Related Party Transactions**

Included in accounts payable and accrued liabilities in the statement of financial condition is approximately $3,000 due to members for reimbursement of expenses. Included in other assets, is $5,000 due from a member. Also, $246,109 in employee salary compensation expense for managing members is recorded in the statement of income and members' equity. The Company paid $71,500 to a profit-sharing plan in which they are the Trustee. As of December 31, 2020, the Company also accrued $158,547 related to the plan, which is included in accounts payable and accrued liabilities on the statement of financial condition. The Company paid approximately $34,000 in reimbursable expenses to members.

In April 2014, a relative of one of the managing members purchased one of the office buildings that the Company leases in Winter Park. Total expense paid to this related party during the year ended December 31, 2020 was approximately $86,000 and is included within rent expense on the statement of income and members' equity.

(8) **Indemnifications**

In the normal course of business, the Company indemnifies and guarantees Pershing against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

(9) **Net Capital Requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum regulatory net capital and a specified ratio of aggregate indebtedness to regulatory net capital. At December 31, 2020, the Company had net capital of $5,183,875 which exceeded the capital requirement of $100,000 by $5,083,875. The Company's ratio of aggregate indebtedness to net capital was 0.1648 to 1 at December 31, 2020.

(10) **Employee Benefit Plan**

Effective October 1, 2012, the Company established the Trustees of MBS Capital Markets, LLC 401(k) Retirement and Savings Plan (the Plan) with Securian Company, a division of Minnesota Life Insurance Company. Under the terms of the Plan, employees may contribute up to 100% of their compensation subject to IRS limitations. The Company matches at least 3% of Plan compensation and, at its discretion, may make additional contributions. The Company's contributions to the Plan for the year ended December 31, 2020 were $158,547. Plan contributions are included in employee compensation and benefits in the statement of income and members' equity and in accounts payable and accrued liabilities on the statement of financial condition.

(11) **Exemption Under Section (k)(2)(ii)**

The Company operates pursuant to the (k)(2)(ii) exemptive provisions of SEC Rule 15c3-3.

(12) **Subsequent Events**

The Company has evaluated events and transactions for potential recognition and disclosure through February 26, 2021 the date which the financial statements were available to be issued.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of December 31, 2020

MBS CAPITAL MARKETS, LLC

Schedule I: Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2020

Computation of net capital:		
Members' equity	$	5,289,353
Less non-allowable assets:		
Other assets		(53,110)
Net capital before haircuts	$	5,236,243
Haircuts on security positions		(52,368)
Net capital	$	5,183,875
Aggregate indebtedness:		
Total aggregate indebtedness - total liabilities	$	854,455
Computation of basic net capital requirement:		
Minimum net capital required	$	100,000
Excess net capital	$	5,083,875
Ratio of aggregate indebtedness to net capital		0.16

A reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2020, as amended on February 26, 2021 is not presented as there are no material differences.

MBS CAPITAL MARKETS, LLC

**Schedule II and III: Computation for Determination of Reserve Requirements
and Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission**

December 31, 2020

The Company is not required to file the above schedule as it claims exemption from Rule 15c3-3 under Paragraph (k)(2)(ii) of the Rule.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

Members of MBS Capital Markets, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below and were agreed to by MBS Capital Markets, LLC and the SIPC, solely to assist you and SIPC in evaluating MBS Capital Markets, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. MBS Capital Markets, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on MBS Capital Markets, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of MBS Capital Markets, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Accell Audit & Compliance, PA

Tampa, Florida

February 26, 2021

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended **12/31/2020**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

12*27*******1852*********************MIXED AADC 220
68690 FINRA DEC
MBS CAPITAL MARKETS LLC
3414 W BAY TO BAY BLVD STE 300
TAMPA, FL 33629-7084

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Ed Bulleit 813-281-2700

2. A.	General Assessment (item 2e from page 2)	$ 9,539
B.	Less payment made with SIPC-6 filed (exclude interest) 7/28/2020 Date Paid	(2,926)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	6,613
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	-
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 6,613

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 6,613

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MBS Capital Markets,LLC
(Name of Corporation, Partnership or other organization)

X [signature]
(Authorized Signature)

Managing Partner
(Title)

Dated the 3 day of February, 2021.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning **1/1/2020** and ending **12/31/2020**

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9. Code 4030) $ **6,447,575**

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. **79,184**

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ **9,004**

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

Enter the greater of line (i) or (ii) **9,004**

Total deductions **88,188**

2d. SIPC Net Operating Revenues $ **6,359,387**

2e. General Assessment @ .0015 $ **9,539**

(to page 1, line 2.A.)

2



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of MBS Capital Markets, LLC

We have reviewed management's statements, included in the accompanying Exemption Report for SEC Rule 15c3-3, in which (1) MBS Capital Markets, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which MBS Capital Markets, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) MBS Capital Markets, LLC stated that MBS Capital Markets, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. MBS Capital Markets, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MBS Capital Markets, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Accell Audit & Compliance, PA

Tampa, Florida

February 26, 2021



MBS CAPITAL MARKETS, LLC

Assertions Regarding Exemption Provisions

We, as members of management of MBS Capital Markets, LLC (the Company), are responsible for compliance with the annual reporting requirements under Rule l7a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filings is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company here by makes the follow assertions:

Identified Exemption Provision:

The Company claimed exemption from the custody and reserve provisions of Rule l 5c3 -3 by operating under the exemption provided by Rule l 5c3-3, Paragraph (k)(2)(ii) throughout the year ended December 31, 2020.

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the year ended December 31, 2020.

MBS Capital Markets, LLC

By:

[signature]
(Name)

MANAGING Member
(Title)

Feb 26, 2021
(Date)